Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:

Income before interest expense (1)	$4,850,848	$2,473,121	1,727,267	$1,767,449	$1,414,472	$1,682,968
Add:
Rentals (2)	2,128	1,240	638	776	1,313	2,043
Allocable portion of interest on long-term Contracts for the purchase of power (3)	1,659	1,616	1,568	1,515	1,457	1,393
Amortization of previously capitalized fixed charges	1,083	1,440	1,638	1,405	1,579	1,196
Total earnings before income taxes and fixed charges (A)	$4,855,718	$2,477,417	1,731,111	$1,771,145	$1,418,821	$1,687,600
FIXED CHARGES:
Interest and amortization	$784,858	$584,442	451,792	$399,169	$370,650	$418,572
Rentals (2)	2,128	1,240	638	776	1,313	2,043
Capitalized fixed charges - nuclear fuel (4)	756	2,466	1,026	839	1,075	2,439
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,659	1,616	1,568	1,515	1,457	1,393
Total fixed charges (B)	$789,401	$589,764	455,024	$402,299	$374,495	$424,447
RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	6.15	4.20	3.80	4.40	3.79	3.98

(1)	Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.
(4)	Includes fixed charges associated with Nuclear Fuel.